FORM 6K

SECURITIRES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English

)

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Press Release.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F        X                             FORM 40F   ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                              NO      X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: June 21, 2004

BY:

Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources Inc.

Suite 1904 – 837 West Hastings Street

Vancouver, BC V6C 3N7

604-683-0484

Fax: 604-683-7497

June 21, 2004

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

Schedule A

ANGLO SWISS RESOURCES INC. #1904 - 837 West Hastings Street Vancouver, B.C. V6C 3N7	June 16, 2004 TSX Venture: ASW OTC Bulletin Board: ASWRF Berlin Exchange: AMO

EXPLORATION TARGETS PORPHYRY ZONE AT THE HISTORIC KENVILLE MINE

Anglo Swiss Resources Inc.’s  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin - AMO) exploration focus is in south-eastern British Columbia on two properties located between Nelson and Castlegar; the historic Kenville Mine property - exploring for precious and base metals; and the Blu Starr property which hosts a variety of gemstones, including sapphire, iolite, gem garnet, plus other semi-precious gemstones.  The Blu Starr property also hosts a flake graphite discovery located in close proximity to a local producer of high-grade carbon graphite.

KENVILLE MINE PROPERTY

The Kenville Mine is located near Nelson, BC and has a long history as a gold producer.  It is notable as British Columbia's first producing hard-rock gold mine. British Columbia records indicate that between 1890 and 1954, the Kenville Mine produced 2,024,306 grams of gold (65,000 ounces or approximately 2 metric tonnes) from only 181,120 tonnes of ore.

The historic Kenville Mine property has extensive underground workings and numerous existing vein systems.  Recent discoveries include the new Eagle Vein and a large anomalous zone measuring 250 metres by 1000 metres, open to expansion in all directions. This is a major exploration target separate from the existing infrastructure and is viewed as a porphyry mineralization zone of copper, gold, silver and molybdenum values. The Company believes this zone overlies the projected strike of the Silver King Shear Zone, which hosts many of the most productive mines in the Nelson Mining District.

Anglo Swiss has received a work permit for 2 kilometres of road to be built to gain access through the anomalous zone; work is underway at present. The work permit is for an aggregate of 1000 metres of trenching in six locations through the zone. Additional trenching and drill program(s) are currently under consideration upon assessment of the initial program and completion of a 43-101 Compliance Report written by a qualified independent geologist (Release October 28, 2003).

Anglo Swiss has extensive drill logs and exploration data dating back to the 1940’s when Noranda Mines Ltd. and Quebec Gold Corporation controlled the mine, through to 1997 when Teck Corp. optioned the property and conducted 2418 meters of drilling and extensive geophysics over a two-year period.  The 43-101 Compliance Report on the Kenville Mine property will be the first comprehensive report written on the property and will provide an excellent geological profile on existing and potential ore bodies and exploration targets.

Facilities at the mine-site include a 250 tonne per day ore crusher, extensive underground mining equipment, compressor, maintenance shop, assay lab, engineering office, core storage, Mine Manager’s residence, and more.  All infrastructure is in place with electrical power supplied by  the City of Nelson and water coming from nearby Eagle Creek.

On behalf of the Board,

"Len Danard"
President & CEO

For further information please contact:
Anglo Swiss Resources Inc.
or Investor Relations at
Daimler Partners
Mr. Peter Holt

Internet  www.anglo-swiss.com
Email:  angloswiss@shaw.ca

Telephone: 604-683-0484 Fax: 604-683-7497 Telephone: 604 605-8522

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT REPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.